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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Midwest Financial and Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1610 North Harlem Avenue
(No. and Street)

Elmwood Park — IL — 60707
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Ann M. Forsell — 708 450-6757
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name)*

One North Wacker — Chicago — IL — 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mr. J. J. Fritz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwest Financial and Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
SHERI L TOMASELLO
MY COMMISSION EXPIRES
AUGUST 3, 2010

, CEO
Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
FINANCIAL STATEMENTS
December 31, 2008

CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of Midwest Financial and Investment Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Midwest Financial and Investment Services, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	1,387,296
Accounts receivable		192,005
Premises & equipment net of accumulated depreciation of $3,549		18,402
Prepaid expenses		24,607
Total assets	$	1,622,310
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	$	345,431
Deferred income taxes		7,652
Total liabilities		353,083
Stockholder's equity		
Common stock - $1 par value, 5,000 shares authorized, issued, and outstanding		5,000
Additional paid-in capital		73,377
Retained earnings		1,190,850
Total stockholder's equity		1,269,227
Total liabilities and stockholder's equity	$	1,622,310

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2008

REVENUE		
Commission income	$	2,022,129
Interest and dividend income		7,495
Total revenue		2,029,624
EXPENSES		
Employee compensation and benefits		1,378,176
Occupancy & equipment		129,814
Professional services		149,679
Marketing		36,543
Other expenses		240,361
Total expenses		1,934,573
INCOME BEFORE INCOME TAXES		95,051
Provision for income taxes		33,194
NET INCOME	$	61,857

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 5,000	$ 25,000	$ 1,128,993	$ 1,158,993
Stock-based compensation	-	48,377	-	48,377
Net income	-	-	61,857	61,857
Balance, December 31, 2008	$ 5,000	$ 73,377	$ 1,190,850	$ 1,269,227

See accompanying notes to financial statements.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Cash flows from operating activities		
Net income	$	61,857
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		3,094
Amortization of unearned stock based compensation		48,377
Deferred taxes		6,539
Increase in accounts receivable		(38,833)
Increase in prepaid assets		(3,312)
Increase in accrued expenses		38,147
Net cash provided by operating activities		115,869
Cash flows from investing activities		
Purchase of premises & equipment		(17,469)
Net cash used in investing activities		(17,469)
Increase in cash and cash equivalents		98,400
Cash at beginning of year		1,288,896
Cash at end of year	$	1,387,296
Supplemental disclosures		
Cash paid during the year for income taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Midwest Financial and Investment Services, Inc. ("the Company") (formerly known as Royal American Investment Services, Inc.) is a registered bank-affiliated securities broker-dealer and registered investment advisor. The Company is a wholly-owned subsidiary of Midwest Bank and Trust Company. Midwest Bank and Trust Company is a wholly-owned subsidiary of Midwest Banc Holdings, Inc. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company operates a general securities business as an introducing broker-dealer. The area served by the Company is the Chicago metropolitan area. The Company holds neither customer accounts nor customers' securities.

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Commission Income: Securities transactions and related income and expense are recorded on a trade date basis.

Income Taxes: The Company is included in the consolidated federal and state income tax returns filed by its top tier parent, Midwest Banc Holdings, Inc. The Company provides for income taxes on a separate return basis and remits to Midwest Banc Holdings, Inc. amounts determined to be currently payable.

Income tax expense is recorded based upon the liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or

settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents: Cash and cash equivalents includes cash and money market funds with maturities under 90 days.

Furniture and Equipment: Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which are 5 to 7 years.

Stock-Based Compensation: The Company measures and records stock-based compensation expense in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). Midwest Banc Holdings, Inc. allocates stock-based compensation expense determined in accordance with SFAS No. 123(R) to the Company for restricted stock granted to the employees of the Company.

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

The Company's parent, Midwest Bank and Trust Company, provided various services, including certain employee compensation and office space, to the Company during 2008. The cost of those services was $251,505, and is included in the statement of operations.

At December 31, 2008, the Company has a deposit account at Midwest Bank and Trust Company in the amount of $891,679.

The Company has satisfied collateral requirements with a clearing broker by obtaining a guaranty in the amount of $25,000 from its parent.

NOTE 3 - INCOME TAXES

Income tax expense consists of the following:

Current federal	$	27,668
Current state		(1,013)
Deferred federal		5,803
Deferred state		736
	$	33,194

There is no significant difference between the income tax expense recorded and the amount computed at the statutory rate of 35%. At December 31, 2008, the Company has a net deferred tax liability of $7,652. The significant component relates primarily to prepaid expenses which are deducted for tax purposes prior to being recognized for book purposes.

NOTE 4 - STOCK BASED COMPENSATION

The Company's employees participate in the Midwest Banc Holdings, Inc.'s Stock and Incentive Plan (the "Plan"). The Company records its allocated share of Midwest Banc Holdings, Inc.'s stock-based compensation costs. The Plan authorizes a total of 3,900,000 shares for issuance and only restricted shares have been granted to employees of the Company. The restricted share grants vest over various time periods not exceeding five years and some may be accelerated subject to achieving certain performance targets. Compensation expense for the restricted shares equals the market price of the related stock at the date of grant and is amortized on a straight-line basis over the vesting period assuming certain performance targets are met when applicable. All restricted shares had a grant-date fair value equal to the market price of the underlying common stock at date of grant. The Company's stock-based compensation cost was $48,377 for the year ended December 31, 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Under this rule, the Company is required to maintain minimum net capital equivalent to $50,000. The Company's net capital was $1,024,520 and its ratio of aggregate indebtedness to net capital was 0.34 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total stockholder's equity	$	1,269,227
Deductions for nonallowable assets and other charges		
Nonallowable assets		
Accounts receivable		(192,005)
Premises & equipment		(18,402)
Prepaid assets		(24,607)
Total nonallowable assets		(235,014)
Net capital before haircuts on securities (tentative net capital)		1,034,213
Haircuts on securities		
Money market fund		(9,693)
Net capital		1,024,520
Net capital requirement		50,000
Excess net capital	$	974,520
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	345,431
Total aggregate indebtedness	$	345,431
Ratio: Aggregate indebtedness to net capital		0.34

There is no difference between the above computation and the Company's corresponding amended unaudited computation of net capital as reported in Part II on Form X-17A-5 Focus Report as of December 31, 2008, filed on February 25, 2009.

MIDWEST FINANCIAL AND INVESTMENT SERVICES, INC.
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is not required to compute the reserve requirements under Rule 15c 3-3 of the Securities and Exchange Commission or to include information relating to the possession or control requirements under Rule 15c 3-3 because the Company is an introducing broker and promptly remits all customer funds and securities to the clearing broker who carries the accounts of such customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Midwest Financial and Investment Services, Inc.:

In planning and performing our audit of the financial statements of Midwest Financial and Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

PRICEWATERHOUSECOOPERS

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

MIDWEST FINANCIAL AND
INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2008

This report is filed pursuant to rule 17a-5(c) under the Securities and Exchange Act of 1934 as a Public Document.